Filed Pursuant to Rule 424(b)(2)
File No. 333-216234

Title of Each Class of Securities Offered	Amount to be Registered	Maximum Offering Price Per Security	Maximum Aggregate Offering Price	Amount of Registration Fee(1)

Medium-Term Notes, Series Q, Fixed-to-Floating Rate Notes	$3,000,000,000	100.00%	$3,000,000,000	$347,700

(1)

The total registration fee of $347,700 is calculated in accordance with Rule 457(r) of the Securities Act of 1933 (the “Securities Act”) and will be paid by wire transfer within the time required by Rule 456(b) of the Securities Act.

Pricing Supplement No. 1 dated May 15, 2017

(to Prospectus Supplement dated April 7, 2017

and Prospectus dated February 24, 2017)

WELLS FARGO & COMPANY

Medium-Term Notes, Series Q

Fixed-to-Floating Rate Notes

You should read the more detailed description of the notes provided under “Description of Notes” in the accompanying prospectus supplement and “Description of Debt Securities” in the accompanying prospectus, as supplemented by this pricing supplement. All payments on the notes are subject to the credit risk of Wells Fargo & Company. If Wells Fargo & Company defaults on its obligations, you could lose some or all of your investment.

Aggregate Principal Amount Offered:	$3,000,000,000

Trade Date:	May 15, 2017

Original Issue Date (T+5):	May 22, 2017

Stated Maturity Date:

May 22, 2028; on the stated maturity date, the holders of the notes will be entitled to receive a cash payment in U.S. dollars equal to 100% of the principal amount of the notes plus any accrued and unpaid interest

Price to Public (Issue Price):	100.00%, plus accrued interest, if any, from May 22, 2017

Agent Discount (Gross Spread):	0.45%

All-In Price (Net of Agent Discount):	99.55%, plus accrued interest, if any, from May 22, 2017

Net Proceeds:	$2,986,500,000

Interest Rate:

The notes will bear interest at a fixed rate from May 22, 2017 to, but excluding, May 22, 2027 and, if not redeemed on the Redemption Date, at a floating rate from, and including, May 22, 2027 to, but excluding, maturity.

Fixed Rate Terms

Fixed Rate Period:

May 22, 2017 to, but excluding, May 22, 2027. See “Description of Debt Securities—Interest and Principal Payments” and “—Fixed Rate Debt Securities” in the accompanying prospectus for additional information.

Interest Rate:	3.584%

Interest Payment Dates:	Each May 22 and November 22, commencing November 22, 2017 and ending May 22, 2027.

Benchmark:	UST 2.375% due May 15, 2027

Benchmark Yield:	2.334%

Spread to Benchmark:	+125 basis points

Re-Offer Yield:	3.584%

Floating Rate Terms

Floating Rate Period:

If the notes have not been redeemed on the Redemption Date, from, and including, May 22, 2027 to, but excluding, maturity. See “Description of Debt Securities—Interest and Principal Payments” and “—Floating Rate Debt Securities” in the accompanying prospectus for additional information.

Benchmark:	Three-month LIBOR

Base Rate:	LIBOR

Spread:	+131 basis points

Designated LIBOR Page:	Page LIBOR01 as displayed on Reuters or any successor service (or such other page as may replace Page LIBOR01 on that service or successor service)

Index Maturity:	Three months

Interest Reset Periods:	Quarterly

Interest Reset Dates:	Each February 22, May 22, August 22 and November 22, commencing May 22, 2027 and ending February 22, 2028.

Interest Payment Dates:	Each February 22, May 22, August 22 and November 22, commencing August 22, 2027, and at maturity.

Initial Interest Rate:	Three-month LIBOR plus 1.31%, determined two London banking days prior to May 22, 2027.

Redemption:

At its option, Wells Fargo & Company may redeem the notes on May 22, 2027 (the “Redemption Date”), in whole, but not in part, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the Redemption Date. Any redemption may be subject to prior regulatory approval and will be effected as described under “Description of Debt Securities—Redemption and

Repayment—Optional Redemption By Us” in the accompanying prospectus.

Risk Factors:	See “Risk Factors” in the accompanying prospectus.

Listing:	None

		Principal Amount

Agent (Sole Bookrunner):	Wells Fargo Securities, LLC	$2,790,000,000

Agent (Co-Manager):	BB Securities Ltd.	30,000,000
	BB&T Capital Markets,	30,000,000
	a division of BB&T Securities, LLC
	Citigroup Global Markets Inc.	30,000,000
	Desjardins Securities Inc.	30,000,000
	The Huntington Investment Company	30,000,000

Agents (Junior Co-Managers):	CastleOak Securities, L.P.	15,000,000
	Drexel Hamilton, LLC	15,000,000
	Multi-Bank Securities, Inc.	15,000,000
	The Williams Capital Group, L.P.	15,000,000

	Total:	$3,000,000,000

Plan of Distribution:

On May 15, 2017, Wells Fargo & Company agreed to sell to the Agents, and the Agents agreed to purchase, the notes at a purchase price of 99.55%, plus accrued interest, if any, from May 22, 2017. The purchase price equals the issue price of 100.00% less a discount of 0.45% of the principal amount of the notes.

Neither BB Securities Ltd. nor Desjardins Securities Inc. is a U.S. registered broker-dealer, and, therefore, neither agent will affect any offers or sales of any notes in the United States or will do so only through one or more registered broker-dealers as permitted by the regulations of the Financial Industry Regulatory Authority, Inc.

United States Federal

Income Tax Considerations:

In the opinion of Faegre Baker Daniels LLP, the notes should be considered variable rate debt securities that provide for stated interest at a fixed rate in addition to a qualified floating rate. See “United States Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—Debt Securities—Variable Rate Debt Securities” in the accompanying prospectus. Notwithstanding that the notes will be issued at par, under rules governing debt securities with a fixed rate in addition to a qualified floating rate, it is possible that the notes could be issued with OID. Whether the notes are issued with OID will be determined at the time of issue. Information regarding the determination of the amount of OID, if any, on the notes may be obtained by submitting a written request to Wells Fargo & Company, Treasury Funding

Desk, N9310-060, 550 South Fourth Street, Minneapolis, MN 55415-1529.

Additional tax considerations are discussed under “United States Federal Income Tax Considerations” in the accompanying prospectus.

CUSIP:	95000U2A0

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